September 12, 2012

Securities and Exchange Commission
450 Fifth St.
Washington DC 20549
Att: Heather Clark

Integrated Freight Corporation
Item 4.01 Form 8-K
Filed August 30, 2012
File No. 000-14273

Dear Ms. Clark:

We have reviewed your comment letter and have the following response.

1.
We note that the exhibit 16 letter from Sherb & Co., LLP refers to your Item 4.01 8-K dated August 29, 2012. However, we note that the Item 4.01 8-K is dated August 24, 2012. Please revise to include an updated letter from Sherb & Co., LLP referencing the 8-K dated August 24, 2012.

We have amended the filing to update the letter from Sherb to reflect the date of August 24, 2012.

Since the company and its management are in possession of all facts relating to a company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.
In connection with responding to this comment, we acknowledging that:

●  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. I can be reached at 646-660-4337, or you can reach Matthew Veal at 941-320-0789 with questions.

Sincerely,

David Fuselier
Chairman/Chief Executive Officer